OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2000
Estimated average burden
hours per response 9.90

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F
☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
☐	☒

Attached to this 6-K are the following items:

Exhibit

99.1	Completion of the Acquisition of Commonwealth Brands – April 2, 2007
99.2	Revised Proposal to Altadis S.A. – April 10, 2007
99.3	Holding(s) in Company – April 23, 2007
99.4	Interim Results – May 1, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date May 1, 2007	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary